wpdoc2\nsar\1998\136-77D.doc
6/10/98
NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-4936

EXHIBIT ITEM No. 77D: Policies with respect to security investments

At a meeting held on February 26, 1998, the Board of Trustees of the Registrant approved the following resolutions:

     FURTHER RESOLVED, that the maximum permissible investment in less developed and developing countries by the Franklin Global Government Income Fund be increased from 20% of such Fund's net assets to 30% of such Fund's net assets; and

     FURTHER RESOLVED, that the maximum permissible investment by the Franklin Equity Income Fund in Real Estate Investment Trusts ("REITs") that are listed on a securities exchange or traded over-the-counter and meet such Fund's investment objective be increased from 10% of such Fund's assets to 15% of such Fund's assets; and

     FURTHER RESOLVED, that the maximum permissible investment in securities of developing markets by the Franklin Equity Income Fund be increased from the currently unstated 5% of such Fund's assets to 10% of such Fund's total assets; and

     FURTHER RESOLVED, that the revisions to the Franklin Adjustable Rate Securities Fund's permissible investments to clarify that the Adjustable Rate Securities Portfolio, the master fund in which such Fund invests all of its assets, may invest in commercial mortgage-backed securities be, and they hereby are, approved.